OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

HYPER-SUB PLATFORM TECHNOLOGIES, INC.

4661 West SR 238
Lake Butler, Florida 32054

(386) 227-6573

www.hypersub.com

UP TO $1,000,000 IN NON-VOTING CLASS A COMMON SHARES WITH A MINIMUM OF $50,000

$0.75 PER SHARE

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry.

These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE OFFERING

Hyper-Sub Platform Technologies, Inc. (“Hyper-Sub,” “HSP”, “the company,” “we,” or “us”), is offering up to $1,000,000 in common shares of the company (“Class A Common Shares”). The minimum target offering amount is $50,000 (the “Target Amount”). This Offering is being conducted on a best efforts basis and the company must reach its Target Amount of $50,000 by May 30, 2017. If the company does not raise its Target Amount by May 30, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the “Maximum Amount”) on a first come, first served basis. If the company reaches its Target Amount prior to May 30, 2017, the company may conduct the first of multiple closings. Investors who have committed funds will be provided notice five business days prior to the closing of their investment.

THE COMPANY AND ITS BUSINESS

The company’s business

Hyper-Sub Platform Technologies, Inc. is a Florida Corporation that was formed on October 28, 2016 by Delbert W. Smith, David M. Smith and R. R. Reynolds Marion for the purpose of securing the exclusive marketing and manufacturing rights of the Hyper-Sub, a vessel that is both a speedboat and submarine. Currently, the rights to the intellectual property relating to the Hyper-Sub belong to several individuals and entities. HST Group Holdings, Inc. (the “IP Company”) is in the process of consolidating the intellectual property rights for the Hyper-Sub. HSP has a verbal agreement to enter into an exclusive marketing and manufacturing agreement with the IP Company for those rights. HSP anticipates that a binding agreement between HSP and the IP Company will be formalized and signed on or about February 28, 2017. However, the company in its sole discretion may decide to acquire the intellectual property and physical assets directly. To acquire the intellectual property and physical assets the company may issue additional shares. See “Risk Factors” and “Dilution” for further information.

Once the rights have been secured, HSP intends to raise additional capital to begin marketing and manufacturing the Hyper-Sub.

Further information about the company and its business appears at the “Company” tab on the company’s profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The intellectual property to be licensed

The company intends to secure an Exclusive Licensing Agreement to use the following assets. It intends to secure these rights from HST Group Holding Inc.:

Patents

- Patent - U.S. Patent No. 7,246,566 B2
- Patent - U.S. Patent No. 7,856,938 B2
- Patent - Republic of South Africa Patent No. 2010/00873
- Patent - New Zealand Patent No. 583094
- Patent - Singapore Patent No.158285
- Patent - Australia Patent No. 2007356454
- Patent - Israel Patent No. 203168
- Patent - Hong Kong No. 11101830.9
- Patent Pending - Canada Patent Serial No.2,730,100
- Patent Pending - China Patent Application No. 200780100518.0
- Patent Pending - European Union (EPO) Patent Application No. 07799369.9
- Patent Pending - United Arab Emirates Patent Application No. 9/2010
- Patent Pending - Brazil Patent Application No. PI0721894-0 (pending)
- Patent Pending - South Korea Patent Application No. 10-2010- 7002341
- Patent Pending - Malaysia Patent Application No. PI2010000040
- Patent Pending - India Patent Application No. 00697/CHENP/2010

Other intellectual property:

- All existing specifications, designs, drawings, computer renderings or other intellectual property incident to, used in, or required for the design, manufacture, operation or sale of the Hyper-Sub throughout the world.

- All trademarks, copyrights, and other rights for exclusive use of the Hyper-Sub name and logo throughout the world.

Property

The company currently has no property. The company has a verbal agreement with HST Group Holdings Inc. to secure an exclusive right to use the following assets:

- The “Hyper-Sub” Series I R&D platform vessel, Registration No. FL 0402NN.
- The custom trailer used to move the Hyper-Sub over the road or launching the vessel in the water, VIN No. 4XEAB36398R026207, Florida License Plate No. AVM Z74.
- All fabrication equipment, tools, fixtures and other equipment used in the construction, manufacture, maintenance and repair of the Hyper- Sub (commonly referred to as “all furniture, fixtures, and equipment”).

The company in its sole discretion may decide to acquire the intellectual property and physical assets directly.

Due diligence

Due diligence by CrowdCheck, Inc.

Hyper-Sub Platform Tech., Inc.
Expires June 6, 2017

THE TEAM

Officers and directors

The table shows the principal people on our team:

David M. Smith	CEO, President, Treasurer, Secretary and Director
Delbert W. Smith	Director
R. R. Reynolds Marion	Director

Currently, the company does not have any full-time employees, the officer and directors work on an as needed basis.

David M. Smith

David M. Smith is currently the Chief Executive Officer and serves on the Board of Directors. He has served in those positions since the company was formed on October 28, 2016. Mr. Smith also serves as Vice President of Operations for Smith and Son's Sod Co., Inc. in Lake Butler, Florida and has done so since December 2014. Prior to that, Mr. Smith worked with Florida Crown Workforce as a Disabled Veteran Outreach Representative from August 2012 until December 2014. Mr. Smith has maintained various management positions, totaling over 20 years, with two different companies serving the commercial nuclear industry, Energy Services Group International, Inc. as Director of Health Physics Services and NUMANCO, as VP of Sales and Marketing. He as well worked with Gulf Atlantic Pump & Dredge, where his responsibilities included sales, new product development and quality control functions. Mr. Smith is a Vietnam era veteran and attended University of North Carolina at Greensboro. Mr. Smith brings an attention to detail, quality control and contract management expertise to the Hyper-Sub team.

Delbert W. Smith

Delbert W. Smith currently serves on the on the Board of Directors. He has served in that position since the company was formed on October 28, 2016. Driven by his understanding of the Hyper-Sub's potential, Mr. Smith became one of the very first investors in the technology and supported many of the original efforts of the Marion Hyper-Submersible Powerboat Design LLC, which was later merged into Marion Hyper-Submersible Powerboat Design. Inc. (collectively, the "Design Company"). He has also been the owner and operator of multiple business ventures over the last 25 years including, at present, being the owner of The Village Bar and Grille that was opened in November 2014 and a co-owner of Smith & Sons Sod Company Inc., a company that has produced and sold commercial landscaping products since 1989. Mr. Smith attended Brigham Young University, served a full time mission for The Church of Jesus Christ of Latter-day Saints, in Birmingham, England from 1972-1974 and serves as an Elder in the Church today. Since 1975, he has been an adult leader in the Boy Scouts of America serving in various capacities, including scoutmaster, crew leader, committee member and chairman of the local chapter. He was formerly the chairman and a member of Union County Water and Conservation Board of Supervisors.

R. R. Reynolds Marion

R. R. Reynolds Marion currently serves on the company's Board of Directors. He has served in that position since the company was formed on October 28, 2016. Prior to joining the company, from January 2005 until December 2016, he served as the CEO and Founding Member of the Design Company and is the inventor of the Hyper-Sub. In that position, he successfully raised over $2.5 million in capital for the program and secured an additional $4 million in additional time contributions. Mr. Marion oversaw the final design, build and testing of the Design Company's R&D vessel and served as the test pilot during its testing phase. He was responsible for the management of the patent processes, business sustainment strategies and also formed many key relationships that the company believes will be of significant value to the company moving forward. Mr. Marion is self-taught and holds no degrees.

Related party transactions

David M. Smith, Delbert W. Smith and Reynolds Marion each individually hold 15% of the voting rights and collectively own 45% of the voting rights in the IP Company, from which the company intends to license the rights to manufacture and market the Hyper-Sub. The company intends that Tadd Stahmann will also be an employee of HSP. Mr. Stahmann is an officer and director of the IP Company and holds or controls a significant portion of the voting power in the IP Company. Currently, these four individuals along with a relative of Mr. Stahmann own all the voting interest in the IP Company and are entitled to all the equity interest in the IP Company. See "Use of Proceeds" below.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

This is a brand-new company. It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Hyper-Sub is a good idea, that the IP Company will be able to secure the intellectual property rights to the Hyper-Sub and that the company will secure the exclusive marketing and manufacture rights to the Hyper-Sub from the IP Company, that we will be able to successfully market, manufacture and sell the Hyper-Sub, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The IP Company is the result of a restructuring of other entities. The IP Company was formed as part of a restructuring effort in order to assume ownership of intellectual property and physical assets held by Marion Hyper-Submersible Powerboat Design. Inc. as well as consolidate the rights of all related entities of the Hyper-Sub into one entity. There is no guarantee the restructuring efforts resulted in the clean ownership of the IP Assets by the IP Company. Further, subsequent legal work (to be paid for by HSP) will be required in order to assure clear title and to confirm the successful assignment of physical assets and intellectual property to HSP. Even though HSP intends to require, as part of the licensing arrangements with the IP Company, that the fees paid to IP Company for licensing the intellectual property will be used to provide clear documentation of this restructuring, there can be no guarantee that there will be no subsequent claims to the physical assets and intellectual property. Our rights to produce and manufacture the Hyper-Sub may therefore be unclear. Moreover, one of the companies that may become a subsidiary to IP Company as a part of the restructuring was the victim of what we believe was fraudulent criminal activity. There is no guarantee that our relationship to that company, including the direct relationship with one of our directors and that company, will not harm our reputation or business.

We are subject to conflicts. Our directors collectively own 45% of the voting rights in the IP Company, from which we intend to license the intellectual property necessary to operate. Further, we intend to hire a director and officer of the IP Company who holds or controls a significant voting stake in that company. Currently, all these individuals together with a relative of one of them own all the voting interest and are entitled to all the equity interest in the IP Company. These relationships could result in a conflict of interests.

We do not yet have a binding agreement that we can acquire the necessary intellectual property. We have received oral assurances that we will be able to secure the intellectual property rights described in the "Intellectual Property" section; however, not all the rights have been assigned to the IP Company nor will a promise likely be enforceable in a court of law. Our success is dependent on our ability to secure an exclusive licensing agreement for all of the assets and intellectual property belonging to Marion Hyper-Submersible Powerboat Design LLC, a company that has been purchased by the IP Company. Though we have confirmed the registration of these assets as claimed, we are relying on the IP Company to establish that the Hyper-Sub assets and intellectual property are in fact free of any other ownership encumbrances. As of February 6, 2017, no agreement has been signed with the IP Company nor has the company performed its own independent review of the rights of the IP Company, outside of confirming the registration of the assets, and therefore there is no guarantee that we will be successful in obtaining the exclusive rights that we are pursuing.

We will be dependent on the intellectual property that we plan to acquire. Our success will be dependent in part on patent protection for the Hyper-Sub design and/or the design of its subsystems, and our ability to maintain trade secrets. Though multiple U.S. and international patents have been awarded for the Hyper-Sub, there can be no assurance that any additional patent claims will be granted to us either directly or through licensing agreements. If we are required to defend proprietary rights against third parties, we may incur substantial costs. We may be forced to initiate legal proceedings to protect our patent position. Such proceedings are typically costly and protracted with no assurance of success.

We will rely on trade secrets. We will also rely on trade secrets in electronic or written form, including but not limited to, scientific and engineering data, business strategy, market research information, standard operation procedures, memorandums, documents, spreadsheets, vendors' information and technology know-how, which we will seek to protect by confidentiality agreements with our collaborators, employees, management, and consultants. There can be no assurance that those agreements will not be breached, that we would have adequate remedies for any such breach, or that our trade secrets will not become known or be independently developed by competitors.

We have yet to manufacture and sell Hyper-Subs. Though the Hyper-Sub vessel uses established engineering and off the shelf components in its design, the possibility for delays during construction due to unforeseen circumstances could occur.

The Hyper-Sub could be the subject of lawsuits. By their very nature, submersibles operate in extremely dangerous conditions and the possibility for injury or for the loss of human life is present. As a builder of submersibles, we could potentially incur significant liability due to injury or death to passengers of the vessels.

We could close on this offering but still not raise enough money to get us to point where we can carry out our plans. We have set the target amount for this offering at $50,000. This will not be enough to execute all our plans in order to begin the first phase of the marketing and manufacturing of the Hyper-Subs, which includes securing the rights to the intellectual property necessary. We will have to raise the balance of the funds we need from other sources, and may find it difficult to do so.

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations. We estimate that we will require at least $5 million to commence commercial production of the Hyper-Sub. We believe that we will be able to finance the commercial production of the Hyper-Sub through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

Future fundraising may affect the rights of investors. The company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company depends on a small management team. The company depends on the skill and experience of three individuals, David Smith, Delbert W. Smith and R.R. Reynolds Marion. Each has a different skill set. If the company is not able to call upon one of these people for any reason, its operations and development could be harmed. Further, the company requires specialized skills and will need to hire additional personnel on hire third party consultants as we work on securing the intellectual property and developing our sales and manufacturing capabilities. If we are unable to obtain these skills, we will not succeed.

The company is controlled by Delbert W Smith and R.R. Reynolds Marion. Delbert Smith and Reynolds Martin currently hold all of the company's voting stock, and at the conclusion of this offering will continue to hold all of the company's voting stock and majority of the Class A Common stock. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

Competitors may be able to call on more resources than the company. We will compete with larger, established submarine and submersible builders who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the vessels developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

We require certifications to operate. For certain potential customers, manufactured Hyper-Subs will require certain certifications as to its safety for human occupants. Failure to obtain certification of these particular vessels could severely hamper the market for the vessels and/or impact our profitability, particularly due to the fact that certification is required in order to obtain insurance for the operation of a submersible for certain applications. Though certain end users may not need insurance or a certified design, the certification process nevertheless may be difficult and delay certain anticipated results.

Selling to governments can be tricky. One potential source of customers includes foreign governments and their armed forces. There could significant legislative, regulatory and other requirements that may either make sales to these customers impossible or expensive in terms of time of money. Our inability to effectively overcome these hurdles both domestically and internationally could impact our bottom line.

Any valuation at this stage is pure speculation. No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our financial review includes a "going concern" note. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

You can't easily resell the securities. The Class A Common shares are subject to restrictions on transfer, which means you can't resell them freely in the first year (and you might need to pay a lawyer if you do resell them). More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Table showing who owns the company's voting power as of February 2, 2017:

Beneficial owner	**Amount and class of securities held**	**Percent of voting power prior to the Offering**
Delbert W. Smith (1)	1,500,000 Class A Common Shares 450,000 Class B Common Shares	45%
R.R. Reynolds Martin	11,000,000 Class A Common Shares 550,000 Class B Common Shares (1)	55%
David Smith (1)	600,000 Class A Common Shares	0%

(1) Class B Common Shares are the voting shares in the company.

Classes of securities

The company currently has the following authorized capital stock:

- 30,000,000 Class A Common Shares
- 1,000,000 Class B Common Shares
- 3,000,000 Series A Convertible Preferred Shares
- 30,000,000 Series B Convertible Preferred Shares

The company currently has issued 13,100,000 of the Class A Common Shares and 1,000,000 Class B Common Shares. The company is selling Class A Common Shares in this offering. In addition, the company is also concurrently engaging in efforts to sell Series A Convertible Preferred Shares and Series B Convertible Shares in private placements. As of February 7, 2017, the company has not issued any preferred shares.

Class A Common Shares

Dividend Rights

Class A Common Shares receive dividends after dividends have been distributed to Series A and Series B Preferred Share holders. Dividends may only be paid out of HSP's unreserved and unrestricted earned surplus or HSP's capital surplus. Should the Board of Directors declare and authorize dividends for holders of Class A Common Shares, those dividends shall be on a pro rata basis with other Class A Common shareholders.

Voting Rights

Class A Common shareholders do not have voting rights.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Class A Common Shares will be entitled to share ratably with Series A Convertible Shares (on an as converted basis) in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

Class B Common Shares

Dividend Rights

Class B Common Shares are not entitled to dividends.

Voting Rights

Class B Common Shares are the voting shares in the company. Holders of Class B Common Shares are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. A super-majority (two-thirds) of the voting shares is required for the following actions:

(1) a change in the name of the company;
(2) the liquidation or dissolution of the company;
(3) a merger of consolidation involving the company of the sale, exchange, lease or transfer of any of the company's assets;
(4) the expenditure or commitment in excess of $5,000 in any fiscal year on capital assets or capitalized leasehold obligations, or the execution of loans or leases of real

property or the entering into of any contract, commitment or obligation outside the company’s ordinary course of business;

(5) the power to authorize additional shares of any type or to the authorize any new class of shares, options, warrants or other such instruments that could adversely effect the company’s capitalization table;
(6) the power to expand or change any provision in the bylaws that might result in an expansion of (or change to) the Board of Director’s authority; and
(7) the power to open any facilities or officers or to relocate the company’s assets.

Class B Common shareholders cannot enter into a voting agreement except for the types described in the company’s bylaws (e.g., proxy votes of guardians, executors etc. or votes by a representative on behalf of a corporation).

Right to Receive Liquidation Distributions

Class B Shares are not entitled to liquidation distributions.

Rights and Preferences

The rights, preferences and privileges of the holders of the company’s Class B Common Shares are subject to and may be adversely affected by the rights of any additional classes of voting and preferred stock that we may designate in the future.

Series A Convertible Preferred Shares

Dividend Rights

The Series A Convertible Preferred Shares are not entitled to dividends.

Voting Rights

Except for the voting rights required under Florida Law, Series A Convertible Preferred shareholders do not have voting rights.

Conversion Rights

Series A Convertible Preferred Shares can be exchanged for Class A Common Shares in exchange for debt forgiveness and under such terms as to be determined at the time of offering.

Call Option

The company has the right to buy any issued Series A Convertible Shares from its shareholders at any time.

Right to Receive Distributions

The company will be required to use 80% of its initial profits in order to retire any debt created through the issuance of Series A Convertible Preferred Shares. In the event of our liquidation, dissolution, or winding up, holders of Series A Convertible Preferred Shares, on an as converted basis, will receive distributions ratably with holders of Class A Common. The will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Series A Convertible Preferred Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

Series B Preferred Shares

Dividend Rights

The Series B Preferred Shares are not entitled to dividends.

Voting Rights

Except for the voting rights required under Florida Law, Series B Preferred shareholders do not have voting rights.

Conversion Rights

Series B Preferred Shares are not convertible.

Call Option

The company has the right to buy any issued Series B Shares from its shareholders at any time.

Right to Receive Distributions

After distributions to Series A Preferred Shares, if any, the company will be required to use 80% of its pre-dividend profits in order to retire any debt created through the issuance of Series B Preferred Shares, if any. In the event of our liquidation, dissolution, or winding up, holders of Series B Preferred Shares are not entitled to receive distributions.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Series A Convertible Preferred Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

What it means to be a minority holder

Class A Common Stock only have the very limited voting rights assigned to holders under Florida law, as described above. As a minority holder of Class A Common Stock of the company, you will have limited influence on the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. This means that even if you disagree with a corporate action or you believe that action will negatively impact the value of your investment, you will have little or no ability to influence that decision.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

There is the possibility that we may acquire the intellectual property and physical assets directly instead of licensing the property. In that case, we may issue additional shares, which would further dilute your shares.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements, our balance sheet at inception (October 28, 2016) and related notes, can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The company has no operating history.

Financial condition

Results of Operations

As a newly incorporated company, we have never recognized any revenues and have no operating history. Accordingly, we are a development stage company and are dependent on additional financing, including this offering, in order to have the funds to develop enter into various agreements (including agreements related to the acquisition of intellectual property) and to market and manufacture Hyper-Subs.

The company is in the process of entering into an exclusive licensing agreement to market and manufacture Hyper-Subs along with an exclusive option to acquire the intellectual property.

Financial Milestones

Below is a list of our financial and operational milestones over the course of the next two years:

Phase I

- *Secure Hyper-Sub Licenses* - Execute an Exclusive Licensing Agreement to market and manufacture Hyper-Subs along with an exclusive option to purchase those assets. Secure our rights to use the licensed property. (Estimated completion: February 2017)
- *Raise Initial Capital / Launch Company* - Pursue the initial funding (through this offering and through private places) required to perform a final vetting of all previous contracts or agreements related to the intellectual property prior to a full launch of the company's marketing efforts. (Estimated start: February 2017)
- Depending on the amount and timing of the capital that is raised, we will begin the process of opening facilities and reactivating the Hyper-Sub R&D vessel that will be critical to the full media launch of the company moving forward. (Estimated start: March 2017)

Phase II

- *Full Media Launch and Product Promotion* - With facilities secured and an active Hyper-Sub prototype available (through which free global media coverage and access to key purchasers can be obtained) once the company has raised $1,000,000, it will be time for the company to begin the full promotion and marketing of its product. (Estimated start: April 2017)

Phase III

- *Initial Manufacturing:* Once the company has secured the intellectual property rights and has received orders from customers, the company can begin manufacturing the Hyper-Sub. Initially, the company requires only a modest space in which it can perform final assembly of these components. The company anticipates that the funds required to proceed with manufacturing will be provided by the purchaser through down payments and progress payments. (Estimated December 2017)

Phase IV

- *Manufacturing Ramped Up* -Larger facilities secured in order to accommodate larger sales volumes (Estimated 2018)

Liquidity and Capital Resources

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through the issuance of equity, incurring additional debt through a financial institution, or the sale or merger of the company. We have not committed to make any capital expenditures, and in the event that we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

Indebtedness

The company has no debt as of February 7, 2017 and has no plans to use any portion of the proceeds from this offering to pay off debt.

Recent offerings of securities

The company has not sold any securities in the past three years other than the issuance of initial capital stock to the company founders in reliance on Section 4(a)(2) of the Securities Act. The proceeds used from that transaction were used in founding expenses.

Valuation

We have not undertaken a valuation of the company.

USE OF PROCEEDS

We are seeking to raise a minimum of $50,000 (target amount) and up to $1,000,000 (overallotment amount) in this offering through Regulation Crowdfunding.

If we manage to raise our overallotment amount of $1,000,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $950,000 over the course of that time as follows:

- $191,000 for salaries, including $43,000 to David Smith, $43,000 to Tadd Stahmann, and $19,000 to R.R. Reynolds Marion;
- $80,000 for facilities expenses, including rent, utilities, insurance, office set up, maintenance, and general expenses;
- $127,000 for Hyper-Sub maintenance and upgrades;
- $110,000 for legal, including the costs associated with assisting in securing the intellectual property rights;
- $9,000 for accounting;
- $70,000 for travel and showing the Hyper-Sub, including tow and escort and support team costs;
- $130,000 for strategic development and team travel;
- $120,000 for licensing fees to the IP Company; and
- $163,000 for general expenses.

If we manage to our target amount of $50,000, we plan to use the net proceeds of $47,500 as follows:

- $16,500 for legal, including the costs associated with assisting in securing the intellectual property rights;
- $16,000 for general overhead;
- $5,000 for licensing fees to the IP Company; and
- $10,000 for advertising.

The above description of the anticipated use of proceeds is not binding on the company and is merely description of its current intentions. **Hyper-Sub Platform Technologies, Inc. reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.**

Irregular Use of Proceeds

As identified above, the company may incur uses of proceeds which may include but are not limited to the following: payments to the IP Company under the terms of the anticipated license agreement, in which David M. Smith, Delbert W. Smith, and RR Reynolds Marion each hold a 15% voting stake and are currently entitled to equity interest in the IP Company. See “Related Party Transactions.”

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.hypersub.com

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the company's profile page on StartEngine.com.

[END OF EXHIBIT A]

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HYPER-SUB PLATFORM TECHNOLOGIES, INC.

Hyper-Sub Platform Technologies, Inc.

A Florida Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

October 28, 2016

HYPER-SUB PLATFORM TECHNOLOGIES, INC.

TABLE OF CONTENTS

To the Board of Directors
Hyper-Sub Platform Technologies, Inc.
Lake Butler, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Hyper-Sub Platform Technologies, Inc. (the "Company") as of October 28, 2016 (inception) and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
December 26, 2016

HYPER-SUB PLATFORM TECHNOLGIES, INC.
BALANCE SHEET (UNAUDITED)
As of October 28, 2016 (inception)

ASSETS	
Current Assets:	
Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	$ -
Stockholders' Equity:	
Series A Convertible Preferred Stock, no par, 3,000,000 shares authorized, 0 shares issued and outstanding at October 28, 2016 (inception)	-
Series B Preferred Stock, no par, 30,000,000 shares authorized, 0 shares issued and outstanding at October 28, 2016 (inception)	-
Class A Common Stock, no par, 30,000,000 shares authorized, 0 shares issued and outstanding at October 28, 2016 (inception)	-
Class B Common Stock, no par, 1,000,000 shares authorized, 0 shares issued and outstanding at October 28, 2016 (inception)	-
Total Stockholders' Equity	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ -

See Independent Accountant's Review Report and accompanying notes to the financial statements.

NOTE 1: NATURE OF OPERATIONS

Hyper-Sub Platform Technologies, Inc. (the "Company"), is a corporation organized October 28, 2016 under the laws of Florida. The Company was formed for the purpose of securing the exclusive marketing and manufacturing rights of Hyper-Sub through which it can then begin marketing and manufacturing of the product.

As of October 28, 2016, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of October 28, 2016. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized four classes of shares: Class A Common Stock, Class B Common Stock, Series A Convertible Preferred Stock, and Series B Preferred Stock.

Class A Common Stock has no voting rights and is subject to the dividend preferences of Series A Preferred Stock and Series B Preferred Stock. 30,000,000 shares of Class A Common Stock are authorized for issuance.

Class B Common Stock has voting rights and are not entitled to any profit, debt, dividend, or any other cash distribution or liquidation preference. 1,000,000 shares of Class B Common Stock are authorized for issuance.

Series A Convertible Preferred Stock ("Series A") has no voting rights. The Company is required to use 80% of its initial profits in order to retire any debt created through the issuance of its Series A. Series A shares are convertible into Class A Common Stock shares in exchange for debt forgiveness under such terms as to be determined at the time of offering by the Company's Board of Directors and upon approval of the shareholders. Company retains a call option on Series A shares, whereby it can buy any issued Series A shares from shareholders at any time upon being prepared to retire the debt created through the issuance of such shares under such terms as determined by the Company's Board of Directors and upon approval of the shareholders, provided that such terms do not violate rights of other shareholders. 3,000,000 shares of Series A Convertible Preferred Stock are authorized for issuance.

Series B Preferred Stock ("Series B") has no voting rights. The Company is required to use 80% of its initial profits in order to retire any debt created through the issuance of its Series B shares. Series B shares are subordinated only to obligations that could be created through the issuance of its Series A Preferred Shares, but are otherwise senior to all other classes of the Company's stock. Company retains a call option on Series B shares, whereby it can buy any issued Series B shares from shareholders at any time upon being prepared to retire the debt created through the issuance of such shares under such terms as determined by the Company's Board of Directors and upon approval of the shareholders, provided that such terms do not violate rights of other shareholders. 30,000,000 shares of Series B Preferred Stock are authorized for issuance.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

On October 29, 2016, the Company issued a total of 1,000,000 shares of Class B Common Stock and a total of 14,100,000 shares of Class A Common Stock to the three founders.

<u>Management's Evaluation</u>

Management has evaluated subsequent events through December 26, 2016, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM STARTENGINE WEBSITE (SCREENSHOTS)

This offering is not live or open to the public at this moment.

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HYPER SUB

The Hyper-Sub

The speedboat. The submarine. In one vessel.

Small OPO · Lake Butler, FL · Transportation

0% funded with 111 days left

The Hyper-Sub is a totally new and innovative way to experience the world beneath the waves.

Join us in revolutionizing the sub-sea experience!


HSP Technologies
HYPER SUB
A SPEEDBOAT. A SUBMARINE. IN ONE VESSEL.

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REDEFINING
small, submerisble
TECHNOLOGY

It began as a child's dream. At 12 years old, inventor Reynolds Marion had an idea.

"What if I could make a boat that could race across the water like a speedboat and also dive like a submarine?"

Unlike most childhood dreams that fade away, Reynolds never let go, never gave up. When the time came, he assembled a team who focused all their efforts and drive into making that dream a reality. For a decade, Mr. Marion and many others who believed remained dedicated to designing, building and testing this truly innovative concept. And they succeeded.

It wasn't big investors who helped them achieve something we believe is so unprecedented. It was friends, neighbors, and family members who believed in the ingenuity and passion behind the Hyper-Sub and pushed it forward.

We have succeeded beyond our imaginations and we did it with the support of everyday, hard-working people.

Through the formation of HSP Technologies, Inc., and by securing the rights to both market and manufacture Hyper-Subs, the dream that began so many years ago, can now be pursued.

Now we want you to join us on the next step in our journey.

INVEST

$0.75/share | If you invest you're betting the company will be worth more than $23M in the future.

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THE SERIES II CONCEPT

Imagine you walk out onto the pier. Step onto the deck of one the most amazing speedboats you've ever seen. Fir[...] the 900hp motors and speed along to whatever destination you choose. When you get to that place, flip a few switches, start your dive and then sit back in awe as you experience a world under that water in a way few people ever get the chance to see it.

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The SPEEDBOAT



As a speedboat, the Hyper-Sub concept is a long range surface craft with two 480-hp engines that can deploy with ease from a dock or beach and can travel long distances. Providing the same usefulness, independence, versatility and economy as that of any other long range speedboat.

The SUBMARINE



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As a submarine, the Hyper-Sub concept provides on demand, high endurance submarine diving capabilities. It can dive repeatedly when deployed as it can recharge its batteries off the engines. The result is a submarine that deploys, travels and operates just as easily, quickly and inexpensively as that of a surface craft.

> *"No one should doubt the commercial viability of the Hyper-Sub. We knew the Hyper-Sub had come before its time and now time is catching up.*
> *I believe that there will be zero obstacles ahead of the Hyper-Sub once funded.*
> *The Hyper-Sub's success is inevitable."*

-Jim Hierholzer

DNV GL, IACS Submarine Certification and Business Development

> *"The subsea technology industry is built on a population of individual inventors that envision and deliver innovative products and systems to make subsea exploration and operations more safe, cost-effective and efficient. Reynolds Marion is one such man."*

-Marine Technology Reporter*

SERIES I: THE FATHOM

The Series I Hyper-Sub, The Fathom, is the prototype vessel that was designed, built and tested by Reynolds Marion and his team. The Fathom has completed 21 successful dives, proving the viability and success of the Hyper-Sub concept.







MARION

One of the critical features of the Hyper-Sub is the utilization of Commercial Off The Shelf (COTS) design for all the working parts. In other words, the Hyper-Sub uses time-tested and proven components in the design. The use of COTS design, along with the Modular concept and Hyper-buoyancy of the Hyper-Sub, have resulted in a cost-effective, scalable and customizable submersible concept.

Now that the Hyper-Sub prototype has been tested and proven, the team is ready to move forward with the design concept for the Series II and bring the Hyper-Sub to market.


#1 NEW YORK TIMES-BESTSELLING AUTHOR
CLIVE CUSSLER
AND DIRK CUSSLER
CRESCENT DAWN
A DIRK PITT NOVEL

The Hyper-Sub captured the imagination of New York Times bestselling author Clive Cussler who featured the Hyper-Sub in his novel Crescent Dawn.


UNITED STATES
NAVAL SPECIAL WARFARE
U.S. NAVY SEALS
THE FUTURE OF NAVAL SPECIAL WARFARE

The Hyper-Sub was featured as "The Future of Naval Special Warfare" in the US Naval Special Warfare book by Greg E. Mathieson and David Gatley.



> "The best companies are the ones that have something totally disruptive, meaning massively lower costs and have a clear use case.
> I think [the Hyper-Sub] has that."
>
> *Mark Suster ***
> *on Fox Business News*



KEY FEATURES
SERIES II

COST-EFFICIENCIES

Even though a Hyper-Sub has dual ability to be a speedboat and a submarine, the retail price of a standard Hyper-Sub platform is $9.8 million. That is about the same cost as the submarine that Paul Allen put on his yacht "The Octopus".

By utilizing COTS design, the Hyper-Sub uses existing, proven technology.
This creates significant cost-savings and enhances safety and performance.

Unlike all other mini-subs, the Hyper-Sub does not need to be transported or supported by a larger surface vessel and crew.
It operates independently.

SPEEDBOAT FEATURES

The Hyper-Sub is a speedboat, with the engines and the hydrodynamic design to create the speed and performance of any typical 900hp surface craft.

The design of the Hyper-Sub allows passengers to sit comfortably on the deck seating or inside the cabin while they experience a leisurely cruise or the excitement of a high-speed ride.

The Hyper-Sub batteries can be recharged when the engines are running during surface operation.

SUBMARINE FEATURES

The cabin is customizable. The Dry Chamber can be configured for a variety of requirements and uses, from utility to luxury and everything in between.

The cabin is a modular component. It can be removed and swapped out for a differently configured cabin with ease.

The Hyper-Sub can surface above the water line in the event of any hull-flooding emergency,

The Hyper-Sub can right itself if it were inverted due to extreme weather conditions.

MODULAR DESIGN
SERIES II



The Dry Chamber

The dry chamber (cabin) of the Hyper-Sub is modular, so it can be easily removed and swapped out for another custom dry chamber.

The Sea Frame

The Sea Frame is the functional base-unit of the Hyper-Sub, consisting of the ballasts, motor, batteries, and dive chamber.

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Customizable

Each dry chamber can be customized to suit varying needs and specifications by custom configuring passenger capacity, payload capacity, equipment, electronics and more.
This enables the creation of mission and task specific designs suited to a variety of markets

Interchangeable

The dry chamber can be quickly, easily swapped out for a differently configured dry chamber. Allowing the customer to have one sea frame with multiple dry chambers designed for different purposes.



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> ***"I believe that this concept provides a significant enhancement to Special Forces capabilities and, if adopted, will be one of Special Warfare's most useful tools for many years to come."***

- U. S. Navy SEAL, L. W. Holton (Ret.)

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MARKET POTENTIAL
SERIES II

The modular design of the Hyper-Sub makes it an incredibly versatile watercraft which can be outfitted to meet the needs of a wide variety of markets.

The dry chamber of the Hyper-Sub can be customized and swapped out. Chambers can be tailor-made to fit many different requirements and specifications making it ideal for both public and private industry.

Tourism and Hospitality

Tourist companies and resorts can offer their clientele an unmatched underwater experience with the Hyper-Sub, deploying from nearly any beach or boat dock.
Passengers can enjoy a ride in luxury on its exterior decks or in its climate controlled interior to their preferred destination and then easily submerge for an unbelievable deep-sea experience.

Private Ownership

The Hyper-Sub can be outfitted for luxury accomodations, customized with all the details and amenities you would expect in a high-end vessel.

Government and Military

The Hyper-Sub is easily deployed, has extreme shallow water functionality and has the ability to recharge its dive systems repeatedly during a mission making it a perfect solution for many military and government operations including:

Intelligence, Surveillance and Reconnaissance (ISR), Non-combatant Evacuation Operations (NEO), Special Operations Forces deliver (SOF), Covert Missions or Resupply and Electronic Warfare (EW/ES).

Search and Rescue/Recovery

The Hyper-Sub could perform exceptionally well in bad sea states and makes an excellent support vessel for emergency responders.
With the right customization, the Hyper-Sub can be outfitted with all the necessary equipment and resources to respond rapidly to a life-threatening emergency situation.

Port and Canal Security

The Hyper-Sub is ideally suited to support the safety and security of ports, harbors, canals and rivers. Because the HyperSub is both a hig speed surface vessel and a submersible, it can serve a dual function as both surface and underwater patrol; performing safety, scanning and inspection procedures with ease.

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Oil and Gas Industry

The Hyper-Sub is ideal for shallow water survey and pipeline inspections, functioning at a fraction of the time and cost associated with the typical Remotely Operated Vehicle (ROV).

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Scientific Exploration

The Hyper-Sub dry chamber can be customized and outfitted to the specific exploratory and research needs, while avoiding the typically high day rates of research submersibles.

HYPER-BUOYANCY

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The Hyper-Buoyancy Innovation of the Hyper-Sub controls and compartmentalizes over 30,000lbs of lift, creating unprecedented improvements in safety and performance.

Safety Features

- The Hyper-Sub can rapidly ascend in case of emergency.
- They Hyper-Sub can make a controlled return to the surface even in the event of primary systems failure, including electronics and hydraulics.
- The Hyper-Sub can return to the surface even if the cabin became flooded.
- If the Hyper-Sub were to invert during extreme weather conditions it has the capability to submerge and right itself.
- In almost any foreseeable crisis, the Hyper-Sub can return its cabin to a position above the waterline and resume normal surface craft functionality and safety.


Vastly Expanded Surface Performance Envelope
Very Flexible Safety Tolerances
Very Flexible Payload Tolerances and Safety Through Massive Compartmentalized Lift / Ballast Reserves

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SPECIFICATIONS
SERIES II

PRINCIPLE DIMENSIONS

Length Overall (LOA):	45' 2" (14 meters)
Beam (With side tank modules installed):	16' 6" (5 meters)
Height (arch deployed):	9' 6" (3 meters)
Draft:	3' 10" (1.2 meters)
Transportation Width:	14' 6" (4 meters)
Transportation Height (arch stowed):	7' 10" (2 meters)
Dry Weight:	30,000 lbs (13,608 kg)



SURFACE CHARACTERISTICS

Fuel Capacity:	525 gallons (1,987 liters)
Hull Construction:	Aluminum V-hull
Upper Decks:	Aluminum
Engines:	2 - 480-hp Yanmar 6LY3-ETP diesel with V-drives
Transmissions / Ratio:	ZF/2.5:1
Propellers:	24x31 4-blade, no-cup Michigan Wheel



SUBMERGED CHARACTERISTICS

Submerged Propulsion:
Two (2) 60 hp 12" Innerspace thrusters/ electric over hydraulic

Station Keeping / Hover Capability:
Two (2) 10 hp vertical Innerspace thrusters

Normal Life-Support Duration:	12 hours
Emergency Life-Support Duration:	96 hours
Maximum Dive Depth (Steel Cabin):	1,200 ft. (366 m.)
Max Submerged Speed:	5.5 knots




HSP Technologies
HYPER SUB

Visit The Hyper-Sub Website

**"The Pitch" / Fox Business News (aired March 7, 2011). "The Hyper-Sub" is a reference to an earlier company using Hyper-Sub technology.

*"The Marion Hyper-Sub is designed for Breaking Barriers", Marine Technology Report (October 2007), page 25.

We have been fortunate enough to have developed what we believe is a very exciting opportunity.

Now that we have proven the Hyper-Sub concept and knowing we have a truly revolutionary vessel design, we have restructured and formed HSP Technologies and are working to obtain the IP rights and begin marketing and manufacturing the Hyper-Sub.

We are seeking $50,000, the minimal capital raise amount, so we can finalize the legal agreements and initiate the production and marketing of the Series II Hyper-Sub.

We are tremendously excited to be moving this dream forward and bringing this incredible concept to market. We hope that you will join us!

Any capital raised beyond the minimum will be used to accelerate the next phase.

verified by crowdcheck

Hyper-Sub Platform Tech., Inc.
Expires June 6, 2017

Hyper-Sub Platform Technologies, Inc. ("Hyper-Sub") has received a Verified Check from CrowdCheck for the purposes of raising $1,000,000 in an offering of the company's Common A Shares on StartEngine Crowdfunding, Inc. (the "Offering"). The Verified Check looks for evidence indicating that the company is a legitimate venture conducting the type of business it claims, is properly incorporated and is in good standing with a US state, and meets all legal requirements to seek investment through an online securities offering. The Verified Check confirms that the company is complying with the requirements of the Securities and Exchange Commission's Regulation CF. In conducting the Verified Check, CrowdCheck obtains information and documentation directly from the company and from other sources that support statements made by the company. The Verified Check additionally looks for evidence to confirm material assertions made by the company in the Form C filed by the company. CrowdCheck has been able to obtain sufficient evidence from Hyper-Sub Platform Technologies, Inc. and outside sources to provide Hyper-Sub Platform Technologies, Inc. with a Verified Check.

Meet the Team



Reynolds Marion
Founder / Inventor

R. R. Reynolds Marion currently serves on the Company's Board of Directors. He has served in that position since the Company was formed on October 28th, 2016. Prior to joining the Company, from January 2005 until recently, he served as the CEO and Founding Member of Marion Hyper-Submersible Powerboat Design LLC and is the inventor of the Hyper-Sub. In that position, he successfully raised over $2.5 million in capital for the program and secured approximately $4 million in additional time contributions. Mr. Marion oversaw the final design, build and testing of the Company's R&D vessel and served as the test pilot during its testing phase. He was responsible for the management of the patent processes, business sustainment



David M. Smith
CEO

David M. Smith is currently the Company's Chief Executive Officer and serves on the Company's Board of Directors. He has served in that position since the Company was formed on October 28th, 2016. He also serves as Vice President of Operations for Smith and Son's Sod Co., Inc. in Lake Butler Fl. Wherein he has increased its overall business by a factor of 2. Mr. Smith has maintained various management positions, totaling over 20 years, with two different companies serving the commercial nuclear industry, Energy Services Group International, Inc. as Director of Health Physics Services and NUMANCO, as VP of Sales and Marketing. He as well worked with Gulf Atlantic Pump & dredge wherein his responsibilities included sales, new product



Delbert W. Smith
Director

Delbert W. Smith currently serves on the Company's Board of Directors. He has served in that position since the Company was formed on October 28th, 2016. Having an understanding about the Hyper-Sub's potential, Mr. Smith became one of the very first investors in the technology and supported many of the R&D Company's original efforts. He has also been the owner and operator of multiple business ventures over the last 25 years including, at present, being the owner of The Village Bar and Grille and a co- owner of Smith & Sons Sod Company INC., a company that has produced and sold commercial landscaping products since 1989 and generated over $3.2 million in sales in the past year. Mr. Smith attended Brigham Young University, served a full time

strategies and also formed many key relationships that will be of significant value to the Company moving forward. Mr. Marion is self taught and holds no degrees.

development and quality control functions. Mr. Smith is a Vietnam Era Veteran and attended University of North Carolina at Greensboro. Mr. Smith brings an attention to detail, quality control and contract management expertise to the Hyper-Sub Team.

mission for The Church of Jesus Christ of Latter-day Saints, in Birmingham England from 1972-1974 and serves as an Elder in the Church today. He is an adult leader in the boy scouts of America serving in capacity as scout master, crew leader, committee member and chairman since 1975 to present and was formerly Chairman and Member of Union County Water and Conservation Board of Supervisors.

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Offering Summary

Up to 1,333,333 Non-Voting Class A Common Stock

Minimum purchase: 534 shares ($400)

Target Offering:

66,667 Shares

$0.75 per share

$50,000 Total Proceeds

Maximum Offering:

1,333,333 shares

$0.75 per share

$1,000,000 Total Proceeds

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Irregular Use of Proceeds

As identified above, the company may incur uses of proceeds which may include but are not limited to the following: payments to the IP Company under the terms of the anticipated license agreement, in which David M. Smith, Delbert W. Smith, and R. R. Reynolds Marion each hold a 15% voting stake and are currently entitled to equity interest in the IP Company. See "Related Party Transactions."

Offering Details

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investme In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the m and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Updates

No available updates at this time. Follow The Hyper-Sub to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT FOR HYPER-SUB PLATFORM TECHNOLOGIES, INC.

Narrator: Reynolds Marion

My dream ultimately was to get underneath the environment in a very easy and convenient way. I wanted to be able to step off of the dock, and step onto the coolest surface craft on the planet. I wanted to fire up my 900 horsepower and power out across the surface, and then when I got where I wanted to be, I wanted to be able to throw a couple of switches and be able to experience this incredible environment that covers three quarters of the earths surface and be able to do it in the kind of style that only a Hyper-Sub can provide.

This capability alone changes and revolutionizes man's access to the subsea environment.

You begin to realize that the Hyper-Sub can do so much more and provide so much more than any other system that we have today.

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

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